                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                                   AMTROL Inc.
                                   -----------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of class of securities)


                                   03234A-10-9
                                   -----------
                                 (CUSIP Number)


   Margaret D. Farrell, Esquire, Hinckley, Allen & Snyder, 1500 Fleet Center
                       Providence, RI 02903 (401)274-2000
  --------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                 August 28, 1996
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___ .

Check the following box if a fee is being paid with the statement ___.








                              CUSIP NO. 03234A-10-9
                               Page 1 of 32 Pages

                                  SCHEDULE 13D
                               (Amendment No. 1)


          1)   Name of Reporting Person.                          Heidi H. Kirk
                                                                  -------------
- -------------------------------------------------------------------------------

          2)   Check the Appropriate box if a Member of a Group (See
Instructions)

         (a)
             -------------
         (b)       X
             -------------
- -------------------------------------------------------------------------------

          3)   SEC Use Only ...................................................

- -------------------------------------------------------------------------------

          4)   Source of Funds (See Instructions). Not Applicable
                                                   --------------_

          5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
Item 2(d) or 2(e)
                 --------------------------------------------------------------
- -------------------------------------------------------------------------------

          6)   Citizenship or Place of Organization.              United States
                                                                  -------------
- -------------------------------------------------------------------------------

Number of                  (7)   Sole Voting Power               0
Shares Bene-                                            ----------------------
ficially Owned             ---------------------------------------------------
By Each                    (8)   Shared Voting Power         2,350,804
Reporting                                               ----------------------
Person With                ---------------------------------------------------
                           (9)   Sole Dispositive Power          0
                                                        ----------------------
                           ---------------------------------------------------
                           (10)  Shared Dispositive Power    2,350,804
                                                         ---------------------

- -------------------------------------------------------------------------------

          11)  Aggregate Amount Beneficially Owned by Each Reporting
Person. 2,350,804
        -----------------------------------------------------------------------
- -------------------------------------------------------------------------------

          12)  Check if the Aggregate Amount in Row (11) Excludes Certain
 Shares (See Instructions).
                           ----------------------------------------------------
- -------------------------------------------------------------------------------

          13)  Percent of Class Represented by Amount in Row 11.    31.04%
                                                                 --------------
- -------------------------------------------------------------------------------

          14)  Type of Reporting Person (See Instructions).   IN
                                                           --------------------
- -------------------------------------------------------------------------------




                              CUSIP NO. 03234A-10-9
                               Page 2 of 33 Pages

                                  SCHEDULE 13D
                               (Amendment No. 1)


          1)   Name of Reporting Person.    HANNS H. WINKHAUS

- -------------------------------------------------------------------------------

          2)   Check the appropriate box if a Member of a Group (See
Instructions)

         (a)
             -------------
         (b)       X
             -------------
- -------------------------------------------------------------------------------

          3)   SEC Use Only ...................................................

- -------------------------------------------------------------------------------

          4)   Source of Funds (See Instructions).   NOT APPLICABLE


          5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
Item 2(d) or 2(e)
                 --------------------------------------------------------------
- -------------------------------------------------------------------------------

          6)   Citizenship or Place of Organization.   FEDERAL REPUBLIC OF
                                                            GERMANY

- -------------------------------------------------------------------------------

Number of                  (7)   Sole Voting Power            102,972
Shares Bene-                                            ----------------------
ficially Owned
By Each                    (8)   Shared Voting Power         2,220,804
Reporting                                               ----------------------
Person With
                           (9)   Sole Dispositive Power       102,972
                                                        ----------------------

                           (10)  Shared Dispositive Power    2,220,804
                                                         ---------------------

- -------------------------------------------------------------------------------

          11)  Aggregate Amount Beneficially Owned by Each Reporting
Person. 2,323,776
        -----------------------------------------------------------------------
- -------------------------------------------------------------------------------

          12)  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions).
                          -----------------------------------------------------
- -------------------------------------------------------------------------------

          13)  Percent of Class Represented by Amount in Row 11.    31.20%
                                                                 --------------
- -------------------------------------------------------------------------------

          14)  Type of Reporting Person (See Instructions).   IN
                                                           --------------------
- -------------------------------------------------------------------------------




                              CUSIP NO. 03234A-10-9
                               Page 3 of 33 Pages

                                  SCHEDULE 13D
                               (Amendment No. 1)


          1)   Name of Reporting Person.  The Chester H. Kirk 1984
                                          -------------------------------------
Trust by its Trustees, Heidi H. Kirk and Hanns H. Winkhaus
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

          2)   Check the Appropriate box if a Member of a Group (See
Instructions)

         (a)
             -------------
         (b)       X
             -------------
- -------------------------------------------------------------------------------

          3)   SEC Use Only ...................................................

- -------------------------------------------------------------------------------

          4)   Source of Funds (See Instructions).   Not Applicable
                                                     --------------------------
          5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
Item 2(d) or 2(e)
                 --------------------------------------------------------------
- -------------------------------------------------------------------------------

          6)   Citizenship or Place of Organization.   United States
                                                       ------------------------

- -------------------------------------------------------------------------------

Number of                  (7)   Sole Voting Power             2,220,804
Shares Bene-                                            ----------------------
ficially Owned             ---------------------------------------------------
By Each                    (8)   Shared Voting Power              0
Reporting                                               ----------------------
Person With                ---------------------------------------------------
                           (9)   Sole Dispositive Power        2,220,804
                                                        ----------------------
                           ---------------------------------------------------
                           (10)  Shared Dispositive Power         0
                                                         ---------------------

- -------------------------------------------------------------------------------

          11)  Aggregate Amount Beneficially Owned by Each Reporting
Person.  2,220,804
        -----------------------------------------------------------------------
- -------------------------------------------------------------------------------

          12)  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions).
                          -----------------------------------------------------
- -------------------------------------------------------------------------------

          13)  Percent of Class Represented by Amount in Row 11.    29.83%
                                                                 --------------
- -------------------------------------------------------------------------------

          14)  Type of Reporting Person (See Instructions).                  00
                                                           --------------------
- -------------------------------------------------------------------------------




                              CUSIP NO. 03234A-10-9
                               Page 4 of 33 Pages

                                 SCHEDULE 13D
                              (Amendment No. 1)


      This statement is filed by the persons listed in Item 2 (the "Filing Persons"), who may be deemed to have formed a group for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "Act"), to the very limited extent described in Item 6. The Filing Persons do not, by reason of the filing of this Schedule 13D thereby admit that they have formed a "group" within the meaning of Section 13(d).

Item 1.  Security and Issuer.
         --------------------
      The statement relates to the shares of common stock, $.01 par value per share (the "Common Stock") of AMTROL Inc., a Rhode Island corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1400 Division Road, West Warwick, RI 02893.

Item 2.  Identity and Background.
         ------------------------
      (a), (b). This statement is being filed by Heidi H. Kirk, an individual with a residence address of 275 Stoney Lane, North Kingstown, Rhode Island 02852, Hanns H. Winkhaus, an individual with a residence address of 248 Sybel Strasse, Dusseldorf, Germany 40479, and by The Chester H. Kirk 1984 Trust U/A dated 12/21/84 (the "Trust"), of which Ms. Kirk and Dr. Winkhaus are trustees. The address of the Trust is c/o Margaret D. Farrell, Esq., Hinckley, Allen & Snyder, 1500 Fleet Center, Providence, RI 02903.




                              CUSIP NO. 03234A-10-9
                               Page 5 of 33 Pages

                                  SCHEDULE 13D
                                (Amendment No. 1)


     (c), (f). Ms. Kirk is not employed at the present time. Dr. Winkhaus, a director of the Issuer since 1972, has been the Senior Partner with the law firm of Bruckhaus Westrick Stegemann in Dusseldorf, Germany since prior to 1988. Ms. Kirk is a citizen of the United States of America and Dr. Winkhaus is a citizen of the Federal Republic of Germany.

     (d), (e). During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Filing Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations.
         ---------------------------------------------------
      The Filing Persons acquired beneficial ownership of more than 5% of the Issuer's Common Stock, for purposes of Section 13(d) of the Act, on or after February 21, 1996 as a result of







                              CUSIP NO. 03234A-10-9
                                Page 6 of 33 Pages

                                  SCHEDULE 13D
                                (Amendment No. 1)


accepting appointments as trustees to the Trust following the sudden death of the Trust's settlor/beneficiary. Accordingly, no funds were expended by the Filing Persons in connection with acquiring beneficial ownership of the Issuer's Common Stock held by the Trust.

Item 4.  Purpose of Transaction.
         -----------------------
     On February 22, 1996, Heidi H. Kirk accepted an appointment as trustee of the Trust, and on February 21, 1996 Hanns H. Winkhaus accepted an appointment as trustee of the Trust. As trustees of the Trust with voting power over the 2,220,804 shares of the Issuer's Common Stock held by the Trust, Ms. Kirk and Dr. Winkhaus are deemed to be the beneficial owners of such shares under Section 13(d) of the Act and Rule 13d-3 thereunder, and as a result filed this statement on Schedule 13D on behalf of the Trust and in their individual capacities on March 1, 1996.

     Ms. Kirk's and Dr. Winkhaus' appointments as trustees of the Trust followed the sudden death of the Trust's settlor and beneficiary, Chester H. Kirk, on February 15, 1996. Prior to that date, Chester H. Kirk filed reports on Schedule 13G in connection with the Trust's beneficial ownership of the Issuer's Common Stock.





                              CUSIP NO. 03234A-10-9
                               Page 7 of 33 Pages

                                  SCHEDULE 13D
                                (Amendment No. 1)


     On April 18, 1996, Ms. Kirk was appointed as Co-Executrix of the Estate of Chester H. Kirk (the "Estate") and in that capacity is deemed to beneficially own 130,000 shares of Common Stock issuable upon presently exercisable options granted to Mr. Kirk.

     Other than acquisition of shares of Common Stock pursuant to stock options held by the Estate or granted to or to be granted to Dr. Winkhaus, the Filing Persons have no present plan or proposal to make additional purchases of Common Stock or other securities of the Issuer either in the open market or in private transactions. Subject to restrictions imposed by applicable securities laws and regulations, the Filing Persons may (but have no present plan or proposal to) dispose of all or part of their individual investment, if any, in securities of the Issuer or in the holdings of the Trust, except as described below.

      Other than as may be described herein, the Filing Persons have no plans or proposals which relate to or would result in:

          (1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (2) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (3) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;



                              CUSIP NO. 03234A-10-9
                               Page 8 of 33 Pages

                                  SCHEDULE 13D
                                (Amendment No. 1)


          (4) any material change in the present capitalization or dividend policy of the Issuer;

          (5) any other material change in the Issuer's business or corporate structure;

          (6) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (7) causing the Common Stock of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (8) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (9)   any action similar to any of those enumerated above.

     On August 28, 1996, the Trust, Dr. Winkhaus, and two executive officers of the Issuer (each a "Stockholder"), entered into a Voting Agreement (the "Voting Agreement") with the Issuer. The Voting Agreement provides that the obligations of each Stockholder thereunder are several and not joint and that, while, for the sake of convenience, the Voting Agreement was entered into by more than one Stockholder, the Voting Agreement shall be treated for all purposes as a separate agreement between each Stockholder and the Issuer and not as an agreement among the Stockholders, and that no Stockholder shall have any right under the Voting Agreement to cause any other Stockholder to take any action required thereunder.





                              CUSIP NO. 03234A-10-9
                               Page 9 of 33 Pages

                                  SCHEDULE 13D
                                (Amendment No. 1)


     Under the Voting Agreement, each Stockholder agreed to vote all of the shares of the Issuer's Common Stock which the Stockholder has the power to vote as recommended by the Board of Directors (the "Board") of the Issuer in regard to (i) a definitive merger agreement (the "Merger Agreement"), which the Issuer expected to enter into with one of several bidders with whom the Issuer was engaged in discussions (the "Bidder") determined by the Board to have made a proposal for the acquisition of the Issuer that the Board determined to be in the best interest of the Issuer and its stockholders; and (ii) any competing transaction or other action which is intended or could reasonably be expected to have a material effect on the transactions contemplated by any such Merger Agreement; provided that no Stockholder is obligated under the Voting Agreement to vote in favor of any proposal that would modify the provisions of Section D of Article 6 of the Issuer's Articles of Incorporation except to the extent necessary to make such provisions inapplicable to the approval by the Issuer's stockholders of such Merger Agreement.

     In addition, each Stockholder agreed not to solicit or respond to any inquiry or proposal with respect to the Issuer that constitutes or could reasonably be expected to lead to a competing transaction to the transactions contemplated by Merger Agreement.



                              CUSIP NO. 03234A-10-9
                               Page 10 of 33 Pages

                                  SCHEDULE 13D
                                (Amendment No. 1)



     Each Stockholder also agreed not to offer for sale, sell, transfer, pledge or otherwise dispose of any shares of the Issuer's Common Stock except pursuant to a transfer in which the transferred shares continue to be bound by the provisions of the Voting Agreement. In addition, each Stockholder agreed not to grant any proxies, except for any proxies solicited by the Board, or to enter into any other form of voting agreement with respect to any shares of the Issuer's Common Stock held by such Stockholder. The Trust, however, is permitted under the Agreement to pledge its shares as collateral for any loan which the Trustees of the Trust may deem necessary or desirable in connection with payment of any and all state and federal estate taxes occasioned by the death of Chester
H. Kirk, pecuniary legacies under the Last Will and Testament of Chester H. Kirk or pecuniary distributions under the Chester H. Kirk 1984 Trust Agreement, so long as the amount of such loan does not exceed $10 million prior to January 31, 1997 or $20 million thereafter, and that the terms of such loan provide that the Trust may continue to vote all pledged shares so long as the Trust is not in default under the loan documents.

     The Voting Agreement provides that each Stockholder is



                              CUSIP NO. 03234A-10-9
                               Page 11 of 33 Pages

                                  SCHEDULE 13D
                                (Amendment No. 1)


entering into the Voting Agreement for the benefit of any Bidder with whom the Issuer may reach a Merger Agreement and that any such Bidder shall be a third party beneficiary for purposes of monetary damages with respect to any breach of the Voting Agreement by such Stockholder.


     The obligations of each Stockholder under the Agreement were conditioned on such Stockholder's approval, prior to the execution or delivery by the Issuer, of the final form of such Merger Agreement.

     On August 28, 1996, the Issuer entered into a definitive Merger Agreement with A.I. Holdings, Inc. and A.I. Acquisition, Inc. Immediately prior thereto, each of the Stockholders approved the form of Merger Agreement, as required by the Voting Agreement.

     The Voting Agreement terminates on the earlier to occur of the effective time of the merger contemplated by the Merger Agreement or February 28, 1997.


Item 5.  Interest in Securities of the Issuer.
         -------------------------------------
     (a) As of the date of execution of this statement: (i) the Trust beneficially owns 2,220,804 shares or 29.83% of a total of



                              CUSIP NO. 03234A-10-9
                               Page 12 of 33 Pages

                                  SCHEDULE 13D
                                (Amendment No. 1)


7,444,220(a) shares of the Issuer's Common Stock outstanding on such date; (ii) Heidi H. Kirk beneficially owns 2,350,804 shares or 31.04% of a total of 7,574,220(a) shares of the Issuer Common Stock outstanding on such date; and
(iii) Hanns H. Winkhaus beneficially owns 2,323,776 shares or 31.20% of a total of 7,447,242(a) shares of the Issuer's Common Stock outstanding on such date.

     (b) With respect to the 2,220,804 shares of the Issuer's Common Stock beneficially owned by the Trust, Ms. Kirk, Dr. Winkhaus and a third trustee (a bank which is exempt from filing Schedule 13D pursuant to Rule 13d-1(b)(1)(ii) under the Act) have shared power to vote or to direct the vote of such shares and to dispose or to direct the disposition of such shares.


     With respect to the 2,350,804 shares beneficially owned by Heidi H. Kirk, Ms. Kirk, along with Dr. Winkhaus and the third


 --------

(a) As of August 28, 1996, the Issuer had 7,444,220 shares of Common Stock outstanding.

(b) Includes 7,444,220 shares outstanding on August 28, 1996, plus 130,000 shares of Common Stock issuable upon exercise of presently exercisable options granted to Mr. Kirk, which are held by Ms. Kirk in her capacity as Co-Executrix of the Estate of Chester M. Kirk.

(c) Includes 7,444,220 shares outstanding on August 28, 1996, plus 3,022 shares of Common Stock issuable upon exercise of option exercisable by Dr. Winkhaus within 60 days of the date of the execution of this statement.




                              CUSIP NO. 03234A-10-9
                               Page 13 of 33 Pages

                                  SCHEDULE 13D
                                (Amendment No. 1)




trustee of the Trust, have shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,220,804 of such shares and Ms. Kirk and the co-executor of the Estate have shared power to vote or direct the vote of and to dispose or to direct the disposition of 130,000 of such shares.

     With respect to the 2,323,776 shares beneficially owned by Hanns H. Winkhaus, Dr. Winkhaus has sole power to vote or to direct the vote and to dispose or to direct the disposition of 102,972 of such shares, and Dr. Winkhaus, along with Ms. Kirk and the third Trustee of the Trust, have shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,220,804 of such shares.

      (c) None of the Filing Persons have engaged in any transactions in Common Stock of the Issuer during the past 60 days.

      (d)   Not applicable.

      (e)   Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
to Securities of The Issuer.
- ----------------------------

                              CUSIP NO. 03234A-10-9
                               Page 14 of 33 Pages

                                  SCHEDULE 13D
                                (Amendment No. 1)



      Ms. Kirk and Dr. Winkhaus are both trustees of the Trust, but neither has entered into any agreement with each other or with any other trustee or person regarding the shares of common stock beneficially owned by each of them or by the Trust except as reported herein (including, without limitation, the Voting Agreement described in response to Item 4 above).

      Dr. Winkhaus, as a director of the Issuer, participates in the Issuer's Non-Employee Director Compensation Plan which is designed to comply with Rule 16b-3 under the Act, and receives formula grants of stock options in accordance with such Plan from time to time.


      Ms. Kirk is the widow of Chester H. Kirk, the settlor of the Trust who was a founder of the Issuer and its former Chairman and Chief Executive Officer .

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------
      A.    Joint Filing Agreement.

      B.    Power of Attorney.

      C.    Voting Agreement.




                              CUSIP NO. 03234A-10-9
                               Page 15 of 33 Pages

                                  SCHEDULE 13D
                                (Amendment No. 1)


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Date:  September 6, 1996                  /s/ Heidi H. Kirk
       ------------                       --------------------------------
                                          Heidi H. Kirk


                                                         *
                                          --------------------------------
                                          Hanns H. Winkhaus


                                          THE CHESTER H. KIRK 1984 TRUST


                                          By: /s/ Heidi H. Kirk
                                             -----------------------------
                                             Heidi H. Kirk, Trustee


                                          By:             *
                                             -----------------------------
                                             Hanns H. Winkhaus, Trustee


                                          *Heidi H. Kirk,
                                          Attorney-in-Fact


                                          /s/Heidi H. Kirk
                                          --------------------------------
                                          Heidi H. Kirk





                              CUSIP NO. 03234A-10-9
                               Page 16 of 33 Pages